

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the three months ended March 31, 2003 and 2004. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Summary of Investments in Shares
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Consolidated Balance Sheets of Foreign Operations

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**104,907,175**	**100**	**63,654,843**	**100**
2	**ACTIVO CIRCULANTE**	**19,554,276**	**19**	**24,408,562**	**38**
3	EFECTIVO E INVERSIONES TEMPORALES	6,599,566	6	14,535,772	23
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,301,565	4	3,078,226	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,837,259	2	1,341,458	2
6		6,815,886	6	5,453,106	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,192,877**	**1**	**655,033**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	255,140	0	128,412	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	937,737	1	526,621	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**42,524,370**	**41**	**31,795,804**	**50**
13	INMUEBLES	5,332,399	5	3,593,778	6
14	MAQUINARIA Y EQUIPO	63,516,088	61	46,074,939	72
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	27,946,692	27	19,709,700	31
17	CONSTRUCCIONES EN	1,622,575	2	1,836,787	3
18	**ACTIVO DIFERIDO (NETO)**	**35,570,301**	**34**	**347,072**	**1**
19	**OTROS ACTIVOS**	**6,065,351**	**6**	**6,448,372**	**10**
20	**PASIVO TOTAL**	**57,701,698**	**100**	**29,220,660**	**100**
21	**PASIVO CIRCULANTE**	**16,946,931**	**29**	**12,815,187**	**44**
22	PROVEEDORES	6,140,077	11	4,381,262	15
23	CREDITOS BANCARIOS	4,729,942	8	4,398,541	15
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,688,000	3	758,951	3
26	OTROS PASIVOS	4,388,912	8	3,276,433	11
27	**PASIVO A LARGO PLAZO**	**32,278,003**	**56**	**10,452,553**	**36**
28	CREDITOS BANCARIOS	22,278,003	39	10,452,553	36
29	CREDITOS BURSATILES	10,000,000	17	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,647,035**	**10**	**5,380,318**	**18**
32	**OTROS PASIVOS**	**2,829,729**	**5**	**572,602**	**2**
33	**CAPITAL CONTABLE**	**47,205,477**	**100**	**34,434,183**	**100**
34	**PARTICIPACION MINORITARIA**	**18,109,247**	**38**	**10,051,055**	**29**
35	**CAPITAL CONTABLE MAYORITARIO**	**29,096,230**	**62**	**24,383,128**	**71**
36	**CAPITAL CONTRIBUIDO**	**16,558,732**	**35**	**14,817,189**	**43**
37	CAPITAL SOCIAL PAGADO	2,648,655	6	2,648,655	8
38	ACTUALIZACION CAPITAL SOCIAL	1,660,735	4	1,660,735	5
39	PRIMA EN VENTA DE	12,249,342	26	10,507,799	31
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**12,537,498**	**27**	**9,565,939**	**28**
42	RESULTADOS ACUMULADOS Y RESERVA DE	15,309,463	32	12,696,342	37
43	RESERVA PARA RECOMPRA DE	3,000,000	6	3,000,000	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,585,975)	(14)	(6,549,091)	(19)
45	**RESULTADO NETO DEL EJERCICIO**	814,010	2	418,688	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO
Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**6,599,566**	**100**	**14,535,772**	**100**
46	EFECTIVO	1,230,695	19	922,879	6
47	INVERSIONES	5,368,871	81	13,612,893	94
18	**CARGOS DIFERIDOS**	**35,570,301**	**100**	**347,072**	**100**
48	GASTOS AMORTIZABLES	786,487	2	0	0
49	CREDITO MERCANTIL	190,305	1	347,072	100
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	34,593,509	97	0	0
21	**PASIVO CIRCULANTE**	**16,946,931**	**100**	**12,815,187**	**100**
52	PASIVOS EN MONEDA	8,214,770	48	4,188,557	33
53	PASIVOS EN MONEDA	8,732,161	52	8,626,630	67
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**4,388,912**	**100**	**3,276,433**	**100**
57	OTROS PASIVOS CIRCULANTES CON	265	0	11,970	0
58	OTROS PASIVOS CIRCULANTES SIN	4,388,647	100	3,264,463	100
27	**PASIVO A LARGO PLAZO**	**32,278,003**	**100**	**10,452,553**	**100**
59	PASIVO EN MONEDA	12,755,235	40	7,351,887	70
60	PASIVO EN MONEDA	19,522,768	60	3,100,666	30
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	10,000,000	100	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,647,035**	**100**	**5,380,318**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,761,236	67	4,209,831	78
67	OTROS	1,885,799	33	1,170,487	22
32	**OTROS PASIVOS**	**2,829,729**	**100**	**572,602**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,829,729	100	572,602	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,585,975)**	**100**	**(6,549,091)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,585,975)	(100)	(6,549,091)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	2,607,345	11,593,375
73	FONDO PARA PENSIONES Y PRIMA DE	1,885,799	1,170,487
74	NUMERO DE FUNCIONARIOS	990	755
75	NUMERO DE EMPLEADOS	45,480	18,682
76	NUMERO DE OBREROS (*)	38,666	22,638
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE ANO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**20,346,789**	**100**	**13,091,096**	**100**
2	COSTO DE	10,913,246	54	6,898,799	53
3	**RESULTADO BRUTO**	**9,433,543**	**46**	**6,192,297**	**47**
4	GASTOS DE	6,872,326	34	4,410,561	34
5	**RESULTADO DE OPERACION**	**2,561,217**	**13**	**1,781,736**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	54,784	0	325,635	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,506,433**	**12**	**1,456,101**	**11**
8	OTRAS OPERACIONES FINANCIERAS	140,040	1	117,079	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,366,393**	**12**	**1,339,022**	**10**
10	PROVISION PARA IMPUESTOS Y	1,020,295	5	652,108	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,346,098**	**7**	**686,914**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,346,098**	**7**	**686,914**	**5**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,346,098**	**7**	**686,914**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,346,098**	**7**	**686,914**	**5**
19	PARTICIPACION MINORITARIA	532,088	3	268,226	2
20	**RESULTADO NETO MAYORITARIO**	**814,010**	**4**	**418,688**	**3**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**20,346,789**	**100**	**13,091,096**	**100**
21	NACIONALES	15,423,979	76	12,078,409	92
22	EXTRANJERAS	4,922,810	24	1,012,687	8
23	CONVERSION EN DOLARES	440,559	2	90,629	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**54,784**	**100**	**325,635**	**100**
24	INTERESES PAGADOS	791,893	1,445	343,942	106
25	PERDIDA EN CAMBIOS	(133,784)	(244)	247,799	76
26	INTERESES GANADOS	88,495	162	194,339	60
27	GANANCIA EN CAMBIOS	16,448	30	84,912	26
28	RESULTADO POR POSICION	(498,382)	(910)	13,145	4
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**140,040**	**100**	**117,079**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	140,040	100	117,079	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,020,295**	**100**	**652,108**	**100**
32	I.S.R.	888,537	87	655,689	101
33	I.S.R. DIFERIDO	23,721	2	(66,025)	(10)
34	P.T.U.	108,037	11	62,444	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	20,494,237	13,024,483
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	84,442,185	56,880,581
39	RESULTADO DE OPERACION	13,096,847	10,113,979
40	RESULTADO NETO MAYORITARIO (**)	3,539,777	2,686,871
41	RESULTADO NETO (**)	5,396,298	4,360,280

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 1 AÑO: 2004

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**20,346,789**	**100**	**13,091,096**	**100**
2	COSTO DE	10,913,246	54	6,898,799	53
3	**RESULTADO BRUTO**	**9,433,543**	**46**	**6,192,297**	**47**
4	GASTOS DE	6,872,326	34	4,410,561	34
5	**RESULTADO DE OPERACION**	**2,561,217**	**13**	**1,781,736**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	54,784	0	325,635	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,506,433**	**12**	**1,456,101**	**11**
8	OTRAS OPERACIONES FINANCIERAS	140,040	1	117,079	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,366,393**	**12**	**1,339,022**	**10**
10	PROVISION PARA IMPUESTOS Y	1,020,295	5	652,108	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,346,098**	**7**	**686,914**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,346,098**	**7**	**686,914**	**5**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,346,098**	**7**	**686,914**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,346,098**	**7**	**686,914**	**5**
19	PARTICIPACION MINORITARIA	532,088	3	268,226	2
20	**RESULTADO NETO MAYORITARIO**	**814,010**	**4**	**418,688**	**3**

CLAVE DE COTIZACION: FEMSA　　　　TRIMESTRE: **1**　AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL　　　　**CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**20,346,789**	**100**	**13,091,096**	**100**
21	NACIONALES	15,423,979	76	12,078,409	92
22	EXTRANJERAS	4,922,810	24	1,012,687	8
23	CONVERSION EN DOLARES	440,559	2	90,629	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**54,784**	**100**	**325,635**	**100**
24	INTERESES PAGADOS	791,893	1,445	343,942	106
25	PERDIDA EN CAMBIOS	(133,784)	(244)	247,799	76
26	INTERESES GANADOS	88,495	162	194,339	60
27	GANANCIA EN CAMBIOS	16,448	30	84,912	26
28	RESULTADO POR POSICION	(498,382)	(910)	13,145	4
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**140,040**	**100**	**117,079**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	140,040	100	117,079	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,020,295**	**100**	**652,108**	**100**
32	I.S.R.	888,537	87	655,689	101
33	I.S.R. DIFERIDO	23,721	2	(66,025)	(10)
34	P.T.U.	108,037	11	62,444	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,346,098**	**686,914**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,496,454	1,050,789
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**2,842,552**	**1,737,703**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(182,586)	(223,025)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,659,966**	**1,514,678**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(1,832,882)	253,486
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(906,897)	(1,086,902)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,739,779)**	**(833,416)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,183,573)**	**(1,531,248)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(1,263,386)	(849,986)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	7,862,952	15,385,758
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	6,599,566	14,535,772

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 1 AÑO: 2004

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,496,454**	**1,050,789**
13	+ DEPRECIACION Y AMORTIZACION DEL	1,389,602	1,010,466
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	28,600	27,338
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	78,252	12,985
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(182,586)**	**(223,025)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(65,850)	290,329
19	+ (-) DECREMENTO (INCREMENTO) EN	(5,130)	(303,594)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(547,092)	(341,342)
21	+ (-) INCREMENTO (DECREMENTO) EN	126,426	146,891
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	309,060	(15,309)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,832,882)**	**253,486**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(196,281)	557,254
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(1,250,508)	(148,934)
25	+ DIVIDENDOS	0	0
26	+ OTROS	182,585	(14,344)
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(568,678)	(140,490)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(906,897)**	**(1,086,902)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(906,897)	(1,086,902)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,183,573)**	**(1,531,248)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	49,230	17,468
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(405,214)	(808,439)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(142,725)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(684,864)	(740,277)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	6.62	%	5.25	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.17	%	11.02	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	5.14	%	6.85	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	16.90	%	13.85	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	37.02	%	(1.91)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.80	veces	0.89	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.99	veces	1.79	veces
8	ROTACION DE INVENTARIOS (**)	6.50	veces	5.24	veces
9	DIAS DE VENTAS POR COBRAR	17	dias	18	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.39	%	7.39	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	55.00	%	45.90	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.22	veces	0.85	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	36.34	%	39.49	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	75.90	%	32.87	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.23	veces	5.18	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.46	veces	1.95	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.15	veces	1.90	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.75	veces	1.48	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34	veces	0.84	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	38.94	%	113.43	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	13.97	%	13.27	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(0.90)	%	(1.70)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	3.36	veces	4.40	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	66.90	%	(30.42)	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	33.10	%	130.42	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	34.24	%	52.80	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		Importe			Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.60		$	.45	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.75		$	.57	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.60		$	.45	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	5.49		$	4.60	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.10		$	.08	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.98	veces		1.68	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		18.24	veces		17.12	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		14.59	veces		13.69	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

s51: ESTA FORMADO POR LOS DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 4,317,609 Y PS. 520,287, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 4,317,609 Y PS. 520,287, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 50,626 Y PS. 32,226, PARA EL 2004 Y 2003 RESPECTIVAMENTE

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Datos Sobresalientes - Primer Trimestre 2004

La Utilidad de Operación de FEMSA creció 43.7% alcanzando 2,561 millones de pesos.

El volumen de ventas comparable de refrescos en México se incrementó 3.7%, principalmente por mayores ventas de Coca-Cola. El proceso de integración de Coca-Cola FEMSA sigue avanzando. La utilidad de operación se incrementó 51.4% a 1,573 millones de pesos.

El volumen de ventas de FEMSA Cerveza aumentó notablemente: las ventas nacionales crecieron 5.8% a 5.122 millones de hectolitros y las exportaciones crecieron 32.8% a 480 miles de hectolitros, mientras que la utilidad de operación antes de servicios corporativos se incrementó 24.5% alcanzando 675 millones de pesos.

Oxxo continúa su expansión y abrió 99 nuevas tiendas durante el trimestre, ampliando la cobertura nacional a 2,897 tiendas. La utilidad de operación se incrementó 50.3% a 169 millones de pesos.

José Antonio Fernández Carbajal, Presidente y Director General de FEMSA, afirmó: "Iniciamos el 2004 en el camino correcto. En nuestras operaciones de cerveza registramos un crecimiento significativo en el volumen de ventas y mejoramos los márgenes, al mismo tiempo que intensificamos nuestro esfuerzo para seguir creciendo rentablemente a través de una enfocada ejecución de mercado, eficiecias en la asignación de recursos y el ajuste de nuestras presentaciones de acuerdo a los gustos y preferencias de los consumidores. En refrescos, continuamos el programa de integración para los nuevos territorios dentro de la cultura FEMSA, aprovechando las mejores prácticas desarrolladas por Coca-Cola FEMSA a través del tiempo. De esta forma estamos mejor preparados para enfrentar el cambiante mercado competitivo de nuestros territorios de refrescos, principalmente en México. Nuestra cadena de tiendas de conveniencia Oxxo continúa en expansión, incrementando su importancia como un medio de distribución estratégico para nuestras bebidas".

"Este trimestre se avanzó en la dirección correcta. Contamos con un talentoso equipo y las herramientas apropiadas para continuar consolidando nuestra posición como la compañía líder de bebidas en América Latina", agregó el Ing. Fernández.

Nota
Debido a la adquisición de Panamerican Beverages, Inc. ("Panamco") empezamos a consolidar estos resultados financieros en Coca-Cola FEMSA y FEMSA a partir de mayo del 2003. Por tal motivo, los resultados de Coca-Cola FEMSA y de FEMSA no serán totalmente comparables con periodos anteriores hasta el 3T04 y como año completo, en el 2005.

ANÁLISIS DE RESULTADOS FINANCIEROS NO AUDITADOS PARA EL PRIMER TRIMESTRE TERMINADO EL 31 DE MARZO DEL 2004 COMPARADO CON EL PRIMER TRIMESTRE TERMINADO EL 31 DE MARZO DEL 2003.

FEMSA

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

Los ingresos totales de FEMSA aumentaron 55.4% a 20,347 millones de pesos durante el 1T04, comparados con 13,091 millones de pesos en el 1T03. Este incremento fue impulsado por mayores ventas en cada una de nuestras principales operaciones. En línea con el 4T03, la mayor parte del incremento proviene de Coca-Cola FEMSA y sus nuevos territorios. Otras razones del incremento en los ingresos totales durante el primer trimestre son: (i) FEMSA Comercio tuvo un sólido crecimiento de 24.9% en sus ventas, gracias a la apertura de 620 tiendas en los últimos doce meses; 99 de las cuales fueron inauguradas durante el 1T04 y (ii) FEMSA Cerveza incrementó su volumen de ventas nacionales en 5.8%, combinado con un aumento en el precio doméstico en promedio de 5.0% nominal implementado durante el mes de febrero.

El margen bruto disminuyó 90 puntos base registrando 46.4% de los ingresos totales en el 1T04, comparado con 47.3% durante el 1T03. Esto fue resultado principalmente de la integración de las nuevas operaciones de Coca-Cola FEMSA y, en menor medida, de una ligera contracción del margen bruto de FEMSA Empaques y la mayor relevancia de FEMSA Comercio en los resultados consolidados de FEMSA.

La utilidad de operación (incluyendo la participación en compañías asociadas) aumentó 43.7% a 2,561 millones de pesos durante el 1T04, reflejando un margen de operación de 12.6%. El margen de operación mostró una contracción de 100 puntos base comparado con el 1T03, resultado de la integración de los nuevos territorios adquiridos por Coca-Cola FEMSA, los cuales tenían un menor nivel de rentabilidad que los territorios originales. La disminución en el margen de operación durante el 1T04 también se atribuyó al incremento de la contribución de las tiendas de conveniencia Oxxo en los resultados consolidados. La contracción del margen de operación fue parcialmente compensada por 200 puntos base de expansión de margen de operación de FEMSA Cerveza.

El gasto financiero neto ascendió a 704 millones de pesos durante el 1T04, comparado a 150 millones de pesos durante el 1T03, principalmente como resultado del endeudamiento adicional para la adquisición de Panamco por parte de Coca-Cola FEMSA.

La fluctuación cambiaria registró una ganancia de 150 millones de pesos durante el 1T04, comparada con una pérdida de 163 millones de pesos en el 1T03. Esta ganancia fue resultado de una apreciación del peso contra el dólar de 0.54% sobre nuestro endeudamiento neto en dólares.

El resultado por posición monetaria presentó una ganancia de 499 millones de pesos durante el 1T04, comparado con una pérdida de 13 millones de pesos en el 1T03. La ganancia refleja el impacto inflacionario sobre un mayor nivel de endeudamiento de los últimos doce meses.

Los impuestos reconocidos durante el 1T04 sumaron 1,020 millones de pesos, los cuales incluyen el impuesto sobre la renta, impuesto sobre activos y la participación de los trabajadores en las utilidades ("impuestos"); en comparación con 652 millones de pesos registrados durante el 1T03. La tasa efectiva de impuestos para el trimestre fue de 43.1%.

La utilidad neta registró 1,346 millones de pesos durante el 1T04, que representa un crecimiento de 95.9% con respecto al 1T03.

La utilidad neta mayoritaria registró 814 millones de pesos durante el 1T04, comparada con 419 millones de pesos en el 1T03. La utilidad neta mayoritaria por Unidad FEMSA fue de 0.768 pesos en el 1T04. La utilidad neta mayoritaria por cada ADR de FEMSA, considerando un tipo de cambio de 11.174 pesos por dólar, fue de 0.688 dólares durante el 1T04.

La inversión en activo fijo fue de 1,233 millones de pesos durante el 1T04, comparada con 1,648 millones de pesos en el 1T03. Aproximadamente una tercera parte de esta diferencia se explica por las inversiones que hicimos en FEMSA Empaques el año pasado, como la restauración de uno de los hornos de envase de vidrio y el resto es resultado del ritmo de nuestras inversiones en FEMSA Cerveza durante el año.

Deuda eta consolidada. Al 31 de marzo del 2004 FEMSA registró un saldo de efectivo de 6,600 millones de pesos ($591 millones de dólares) y una deuda neta de 30,408 millones de pesos ($2,721 millones de dólares). Nuestra deuda neta consolidada siguió reduciéndose en el primer trimestre; Coca-Cola FEMSA redujo su nivel de deuda, mientras que FEMSA Cerveza y FEMSA Comercio los incrementaron como parte del curso normal de sus operaciones en el primer trimestre del año.

Acontecimientos Recientes: Las tiendas "Six" fueron transferidas de FEMSA Cerveza a FEMSA Comercio.
Durante el mes de diciembre del 2003, todas las tiendas "Six" que pueden ser convertidas al formato Oxxo, fueron vendidas a FEMSA Comercio, es decir 319 tiendas. Esto permitirá que FEMSA Cerveza se enfoque en sus operaciones clave y al mismo tiempo proveerá a FEMSA Comercio de nuevos puntos de venta ya probados. Aproximadamente dos terceras partes de las tiendas "Six" serán convertidas en Oxxos dentro de los próximos 12 meses, el resto serán convertidas en el mediano plazo.

Para efectos de comparación, en base a reglas contables los resultados financieros de estas tiendas "Six" al primer trimestre del 2003 se reclasificaron de FEMSA Cerveza a FEMSA Comercio en el 1T03. El análisis aquí presentado está basado en las cifras para el 1T03 reclasificadas. Es importante mencionar, que este cambio no tiene impacto en las cifras de FEMSA Consolidado. Para mayor detalle, favor de ver los estados financieros anexos.

Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de estos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

FEMSA Cerveza

El volumen de ventas nacional aumentó en 5.8% a 5.122 millones de hectolitros en el 1T04, reflejando un incremento en demanda en todas las regiones del país. Este incremento es resultado de varios factores: (i) durante el mes de enero hubo una fuerte demanda en anticipación al incremento de precios, el cual se implementó en febrero y fue en promedio de 5.0% nominal, (ii) un importante crecimiento del volumen de ventas en marzo, aun después de haber aumentado precio, (iii) promociones exitosas de las marcas Sol, Tecate Light e Indio y (iv) una modesta recuperación en la economía mexicana durante el primer trimestre.

El volumen de ventas de exportación se incrementó 32.8% a 480 mil hectolitros durante el 1T04. La mayor parte de este incremento proviene de las ventas a los Estados Unidos, en donde estimamos que el incremento en ventas de los distribuidores hacia los detallistas, fue aproximadamente 15.0% y el resto del crecimiento fue resultado de un incremento en el inventario de los distribuidores. Este incremento de 15.0% en ventas a detallistas fue principalmente debido a: (i) estrategias exitosas de mercado particularmente para nuestras marcas Tecate y Dos Equis en Estados Unidos y (ii) una recuperación de la economía en Estados Unidos durante el primer trimestre. Los ingresos de exportación por hectolitro aumentaron 1.9% en términos de pesos, principalmente como resultado de un mejor precio promedio.

Los ingresos totales registraron un incremento de 6.3% a 4,842 millones de pesos durante el 1T04, comparados con 4,555 millones de pesos obtenidos durante el 1T03. Este incremento positivo es el resultado de un aumento de 7.7% en el volumen de ventas totales, así como un crecimiento de 1.9% en los ingresos de exportación por hectolitro, compensado parcialmente por una disminución de 1.1% del ingreso doméstico por hectolitro. El incremento de 5.0% nominal promedio en los precios domésticos, impactó parcialmente en las cifras de ventas del 1T04, dado que fue implementado durante el mes de febrero.

El costo de ventas aumentó 5.5%, crecimiento inferior al del volumen total gracias a eficiencias operativas, mejores términos de compra de materias primas, ajustes en la planta laboral y menores costos de fletes a nuestras bodegas. La utilidad bruta alcanzó 2,745 millones de pesos, el cual representa un incremento de 6.9% en comparación al 1T03. Este impacto favorable fue resultado de la mejora mencionada en volumen, precio y costos.

Los gastos de administración se incrementaron 6.4% a 625 millones de pesos durante el 1T04, en comparación a 587 millones de pesos en el 1T03. Este incremento fue debido principalmente a la amortización del módulo comercial del Sistema Integral de Negocio ("ERP"), la cual inició en el 3T03.

Los gastos de venta se incrementaron 1.2% a 1,433 millones de pesos durante 1T04, comparados con 1,416 millones de pesos en el 1T03. Este ligero aumento es inferior al crecimiento de los ingresos totales comparables, gracias a iniciativas exitosas de contención de costos en toda la organización. Los gastos de ventas disminuyeron 150 puntos base como porcentaje de ventas.

La participación en compañías afiliadas registró una pérdida de 12.9 millones de pesos durante el trimestre, comparado con una pérdida de 22.6 millones de pesos durante el 1T03. Lo anterior debido a eficiencias en Labatt USA.

La utilidad de operación (antes de servicios corporativos) se incrementó 24.5% a 675 millones de pesos durante 1T04 comparado a 542 millones de pesos en el 1T03. Este incremento es resultado de mayores volúmenes y mejorías tanto en el margen bruto como en los gastos de operación. El margen de operación (antes de servicios corporativos) se incrementó 200 puntos base a 13.9% de los ingresos totales comparado con 11.9% de los ingresos totales durante el 1T03. La expansión del margen es atribuible al alto volumen de ventas como resultado de costos fijos estables, eficiencias en la producción, mejores términos de compra y la efectiva implementación de las iniciativas para la contención de gastos.

FEMSA Comercio

Los ingresos totales registraron un incremento de 24.9% a 4,660 millones de pesos durante el 1T04 comparados con 3,731 millones de pesos en el 1T03. Este incremento estuvo en línea con el crecimiento de las nuevas tiendas Oxxo, las cuales aumentaron 620 tiendas netas o bien 27.2% comparadas con el 1T03. Durante el 1T04, FEMSA Comercio continuó su ritmo de crecimiento con la apertura neta de 99 nuevas tiendas Oxxo. Al 31 de marzo del 2004, contamos con 2,897 tiendas Oxxo en el territorio nacional.

Las ventas mismas tiendas de Oxxo aumentaron un promedio de 10.0% durante el 1T04, reflejando un incremento en el "ticket" promedio de 4.1% y un crecimiento en el tráfico por tienda de 5.6%. Este aumento es producto del rápido ritmo de expansión, así como una mejor administración de categorías que permite a Oxxo optimizar la mezcla de productos dentro de la tienda. Esta tendencia positiva de crecimiento en las ventas mismas tiendas fue observada a lo largo de todo el país.

El costo de ventas se incrementó en línea con el crecimiento de ventas, alcanzando 3,455 millones de pesos durante el 1T04. La utilidad bruta alcanzó 1,205 millones de pesos durante el 1T04, registrando un margen bruto de 25.9% de los ingresos totales. Esto representa un aumento de 10 puntos base con respecto a los niveles del 1T03.

Los gastos de administración se incrementaron 47.4% a 96 millones de pesos durante 1T04 como resultado de: (i) nuevas amortizaciones del Sistema Integral de Negocio ("ERP"), (ii) gastos relacionados con el "ERP", que ya no son capitalizables y (iii) la apertura de dos nuevas oficinas regionales.

Los gastos de venta se incrementaron 20.0% a 941 millones de pesos durante el 1T04, disminuyendo 20.2% de los ingresos totales, en comparación con 21.0% durante el mismo periodo del 2003. Gracias a la gran escala en nuestras operaciones, podemos aprovechar mejor las inversiones en tecnología, sistemas, distribución y personal para seguir fortaleciendo la estructura de negocio y el liderazgo de Oxxo.

La utilidad de operación aumentó 50.3% a 169 millones de pesos durante el 1T04, comparado a 112 millones de pesos en el 1T03. El incremento en la utilidad de operación fue resultado del incremento de los ingresos por la expansión de operaciones y reducciones en los gastos de ventas como porcentaje de ingresos totales. En el periodo se expandió el margen de operación en 60 puntos base, representando 3.6% del total de ventas del 1T04. Las mejoras en gastos de venta excedieron el incremento en los gastos administrativos, por lo tanto permitieron un incremento en el margen de operación.

FEMSA Empaques

Los ingresos totales se incrementaron en 10.0% a 1,768 millones de pesos durante el 1T04. Este aumento se atribuye a: (i) un incremento en el volumen de ventas de refrigeradores para los nuevos territorios de Coca-Cola FEMSA y (ii) un incremento de 11.5% en el volumen de ventas en botellas, principalmente para Coca-Cola FEMSA y FEMSA Cerveza.

El costo de ventas se incrementó 12.1% alcanzando 1,387 millones de pesos durante el 1T04, comparado a 1,237 millones en el 1T03. Este aumento es principalmente resultado del incremento en el volumen de ventas de sus principales productos. La utilidad bruta aumentó 3.2% a 381 millones de pesos durante el 1T04, comparado con 369 millones de pesos en el 1T03. Como porcentaje de ingresos totales, el margen de utilidad bruta disminuyó 140 puntos base en el 1T04, dada a una ligera disminución en el precio promedio en términos reales para sus principales productos. La disminución en el precio real fue reflejo de: (i) condiciones de mercado más competitivas y (ii) un bajo nivel de devaluación del peso reflejado en nuestros ingresos denominados en dólares.

Los gastos de operación disminuyeron 4.0% a 145 millones de pesos durante el 1T04, comparado a 151 millones de pesos en el 1T03. Esto fue resultado de una reducción de 0.7% en los gastos de administración y una disminución de 5.5% en los gastos de venta, logradas al disminuir los gastos de fletes relacionados con el negocio de exportación de latas y mejor eficiencia en la distribución de nuestros productos en México.

La utilidad de operación se incrementó 8.2% a 236 millones de pesos durante el 1T04, resultando un margen de operación (antes de servicios corporativos) de 13.4% de los ingresos totales, en línea con el 1T03.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo al cierre del ejercicio, utilizando factores de inflación para las subsidiarias en México y para las subsidiarias en el extranjero se utiliza el factor de inflación del país de origen y el tipo de cambio de cierre del ejercicio.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados de inflación de México y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda y del mismo poder adquisitivo.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas del ejercicio se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedad, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación, calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Las botellas y cajas entregadas a los clientes por las cuales se recibe un depósito, se presentan disminuyendo el saldo de botellas y cajas, y la diferencia entre el costo y los depósitos recibidos, se amortiza a resultados de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, se reconocen como gasto de ventas, cuando son puestas a disposición del cliente.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales la Compañía no tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado. Si estas inversiones no tienen un valor de mercado se valúan mediante la aplicación de factores de inflación del país de origen.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de computo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

· Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en el plazo establecido en los contratos con base en el volumen vendido por los clientes. Los contratos con clientes tienen una vigencia entre tres y cuatro años.

Hasta diciembre del 2001, la amortización se registraba dentro de los gastos de operación. A partir del 2002, la Compañía adoptó los lineamientos del Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Contabilidad de las Consideraciones Dadas por un Vendedor al Cliente o de un Revendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

· Mejoras en propiedades arrendadas, se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios era considerado como crédito mercantil. Con la adopción del C-8, Coca-Cola FEMSA ahora considera dicho exceso principalmente comoDerechos para producir y distribuir productos de la Marca Coca-Cola. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios. Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

· Gastos por inicio de actividades, que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan con base a factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento.

· Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, capitalizados de acuerdo con las disposiciones establecidas en el C-8 y se amortizan en línea recta en un período de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el ejercicio en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo, están sujetos a una revisión periódica de deterioro y consisten en:

· Derechos para producir y distribuir productos de la Marca Coca-Cola en los territorios adquiridos mediante contratos comunes que The Coca-Cola Company tiene celebrados con sus embotelladores fuera de Estados Unidos para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del ejercicio.

· Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de una franquicia previamente otorgada, los cuales son sustancialmente iguales a los valores de mercado.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio del cierre del ejercicio. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y otros activos de largo plazo para reconocer una baja en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos de efectivo descontados que estima ese activo va a generar en el futuro, contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta.

Adicionalmente, The Coca-Cola Company participa en el programa de inversión en refrigeradores y dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados, los cuales están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión reducida de la participación de The Coca-Cola Company, se capitaliza en la cuenta de propiedad, planta y equipo.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto.

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta y la participación de los trabajadores en las utilidades son registrados en los resultados del ejercicio en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferido.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de los países en el extranjero han sido determinados con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:

La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

t) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	27,701,108
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	11,205,542
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	316,920
4 ELIMINACIÓN ACCIONES		1	0.00	(13,709,892)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				0	39,223,570
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	146,058
2 IEQSA		98,232	33.68	59,692	123,771
3 CICAN		9,620	48.10	36,154	40,625
4 BETA SAN MIGUEL		355,420	2.54	30,348	30,348
5 TAPON CORONA		547,960	40.00	20,285	21,573
6 MOLSON		745,739	0.74	228,253	233,837
7 OTRAS ASOCIADAS (4)		1	0.00	0	341,525
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				414,116	937,737
OTRAS INVERSIONES PERMANENTES					0
TOTAL					40,161,307

OBSERVACIONES

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2004

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Vnctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
VARIOS	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,117,400	0	0	0	0
ORGANISMOS FINANCIEROS																
ABN		2.00	0	0	0	0	0	0	0	0	0	0	0	0	0	558,700
ARTESIA	15/11/2004	2.52	0	0	0	0	0	0	0	0	0	6,804	0	0	0	0
BANAMEX	20/12/2007	10.36	125,000	2,375,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	6.67	0	543,903	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	4.34	0	0	0	0	22,307	111,536	200,765	223,073	0	0	0	0	0	0
BANCOMER	30/09/2008	4.39	0	0	0	0	22,338	111,688	201,038	223,375	0	0	0	0	0	0
BANK OF AMERICA	25/05/2004	2.00	0	0	0	0	0	0	0	0	0	167,610	0	0	0	0
BAYERISCHE	09/07/2004	2.45	0	0	0	0	0	0	0	0	0	111,740	0	0	0	0
BAYERISCHE	16/04/2004	1.65	0	0	0	0	0	0	0	0	0	148,578	0	0	0	0
BAYERISCHE	18/06/2004	2.47	0	0	0	0	0	0	0	0	0	4,414	0	0	0	0
BAYERISCHE	28/09/2007	2.16	0	0	0	0	0	0	0	0	0	13,036	13,036	26,073	26,073	0
BAYERISCHE	17/01/2005	1.37	0	0	0	0	0	0	0	0	0	1,364	0	0	0	0
BAYERISCHE	17/01/2005	1.37	0	0	0	0	0	0	0	0	0	1,659	0	0	0	0
BAYERISCHE	16/10/2006	1.38	0	0	0	0	0	0	0	0	0	1,445	1,445	1,445	0	0
BAYERISCHE	15/05/2006	1.47	0	0	0	0	0	0	0	0	0	1,315	1,314	656	0	0
BAYERISCHE	29/04/2005	1.64	0	0	0	0	0	0	0	0	0	1,389	694	0	0	0
BAYERISCHE	01/06/2006	4.43	0	0	0	0	0	0	0	0	0	2,459	1,229	1,229	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	15,988	7,994	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,852	926	0	0	0
BAYERISCHE	28/02/2006	1.67	0	0	0	0	0	0	0	0	0	919	459	459	0	0
BAYERISCHE	05/02/2006	1.71	0	0	0	0	0	0	0	0	0	1,204	1,204	601	0	0
BAYERISCHE	30/11/2008	1.63	0	0	0	0	0	0	0	0	0	7,003	7,003	7,003	7,003	7,003
BAYERISCHE	31/07/2006	1.67	0	0	0	0	0	0	0	0	0	829	415	829	0	0
BAYERISCHE	30/01/2007	1.67	0	0	0	0	0	0	0	0	0	985	492	985	492	0
BAYERISCHE	28/09/2006	1.65	0	0	0	0	0	0	0	0	0	1,818	909	1,818	0	0
BAYERISCHE	30/04/2007	1.74	0	0	0	0	0	0	0	0	0	1,449	1,449	1,449	725	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **1** AÑO: **2004**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	31/10/2006	1.71	0	0	0	0	0	0	0	0	0	5,033	5,033	5,033	0	0
BAYERISCHE	31/07/2007	1.61	0	0	0	0	0	0	0	0	0	4,162	2,081	4,162	4,162	0
BAYERISCHE	30/10/2007	1.64	0	0	0	0	0	0	0	0	0	2,484	2,484	2,484	1,242	0
BAYERISCHE	31/01/2008	1.61	0	0	0	0	0	0	0	0	0	1,924	962	1,924	1,924	962
BAYERISCHE	28/05/2013	1.59	0	0	0	0	0	0	0	0	0	22,989	22,989	22,989	22,989	126,439
BAYERISCHE	30/09/2005	1.65	0	0	0	0	0	0	0	0	0	641	321	0	0	0
BAYERISCHE	28/08/2006	1.43	0	0	0	0	0	0	0	0	0	1,317	1,317	659	0	0
BAYERISCHE	15/05/2007	1.47	0	0	0	0	0	0	0	0	0	1,249	1,249	1,249	624	0
BAYERISCHE	15/02/2006	1.38	0	0	0	0	0	0	0	0	0	1,088	544	544	0	0
BAYERISCHE	18/12/2006	1.43	0	0	0	0	0	0	0	0	0	3,411	3,411	3,411	0	0
BAYERISCHE	31/01/2006	1.67	0	0	0	0	0	0	0	0	0	892	446	446	0	0
BAYERISCHE	04/12/2005	1.58	0	0	0	0	0	0	0	0	0	8,811	4,406	0	0	0
BAYER-LAND	04/07/2004	2.63	0	0	0	0	0	0	0	0	0	111,740	0	0	0	0
BBV-BANCOMER		6.85	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	15/08/2004	1.77	0	0	0	55,870	0	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	2.63	0	0	0	223,480	134,088	446,960	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	2.37	0	0	0	155,039	93,024	310,078	0	0	0	0	0	0	0	0
BCO- BOSTON	22/03/2005	2.15	0	0	0	0	0	0	0	0	0	153,084	0	0	0	0
BONDS COLOMBIA	31/12/2005	10.58	0	0	0	0	0	0	0	0	0	0	274,327	0	0	0
BONDS COLOMBIA	31/12/2005	10.74	0	0	0	0	0	0	0	0	0	0	0	187,752	0	0
BONDS COLOMBIA	31/12/2005	9.73	0	0	0	0	0	0	0	0	0	0	0	0	142,900	0
BOSTON LEASING	30/07/2008	3.16	0	0	0	0	0	0	0	0	0	4,596	3,741	5,128	5,294	3,775
BOSTON LEASING	11/03/2008	3.17	0	0	0	0	0	0	0	0	0	20,030	15,391	21,110	21,802	12,784
CITIBANK	19/08/2008	6.90	0	262,500	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/08/2007	3.82	0	0	0	10,973	12,072	13,282	14,612	0	0	0	0	0	0	0
CITIBANK	05/09/2008	3.38	0	0	0	3,861	3,071	8,281	0	0	0	0	0	0	0	0
CITIBANK BRASIL		2.35	0	0	0	0	0	0	0	0	0	270,841	0	0	0	0
CITIBANK VENEZUELA	31/12/2003	2.46	0	0	0	0	0	0	0	0	0	368,742	0	0	0	0
COMERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	279,350	0	0	0	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2004

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERICA	28/01/2009	2.31	0	0	0	0	0	0	0	0	0	27,835	20,951	48,888	82,854	118,724
COMERICA VENEZUELA	31/12/2003	2.08	0	0	0	0	0	0	0	0	0	111,740	0	0	0	0
COMMERCE	17/06/2004	2.14	0	0	0	0	0	0	0	0	0	55,870	0	0	0	0
GE CAPITAL LEASING	07/01/2009	5.41	0	0	0	0	0	0	0	0	0	27,821	13,910	27,821	37,405	74,811
GE CAPITAL LEASING	10/01/2007	9.44	0	0	0	0	0	0	0	0	0	367	275	367	367	0
GE CAPITAL LEASING	01/02/2008	10.07	0	0	0	0	0	0	0	0	0	7,161	5,371	7,161	7,161	1,790
INBURSA	13/09/2004	2.73	0	0	0	89,391	0	0	0	0	0	0	0	0	0	0
INBURSA	13/05/2004	7.17	150,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	05/11/2004	2.75	0	0	0	55,870	0	0	0	0	0	0	0	0	0	0
JP MORGAN	15/04/2006	3.48	0	0	0	0	0	0	0	0	0	0	0	575,461	0	0
JP MORGAN	30/04/2008	4.08	0	0	0	0	0	0	0	0	0	0	388,297	776,593	776,593	388,297
JP MORGAN	30/04/2008	7.13	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	30/04/2008	8.65	0	1,426,520	0	0	0	0	0	0	0	0	0	0	0	0
MERCANTI VENEZUELA		0.00	0	0	0	0	0	0	0	0	0	17,952	0	0	0	0
RABOBANK	05/04/2004	1.95	0	0	0	0	0	0	0	0	0	223,480	0	0	0	0
RABOBANK	24/09/2004	6.47	0	0	0	0	0	0	0	0	0	1,201	0	0	0	0
SANTANDER	30/04/2004	2.49	31,250	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2006	2.28	13,333	16,667	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	2.28	19,903	14,928	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	13/09/2004	2.10	0	0	0	89,391	0	0	0	0	0	0	0	0	0	0
SANTANDER	05/11/2004	2.03	0	0	0	55,870	0	0	0	0	0	0	0	0	0	0
SANTANDER	28/02/2011	6.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2003	1.94	0	0	0	0	0	0	0	0	0	111,740	0	0	0	0
SCOTIA	31/07/2008	7.03	192,000	392,000	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	11/01/2008	8.95	0	0	0	0	0	0	0	0	0	0	0	2,234,800	0	0
JP MORGAN	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,414,149
TOTAL BANCARIOS			631,486	9,522,768	0	739,746	286,900	1,001,826	418,415	446,448	0	3,458,711	808,075	3,970,527	1,119,610	4,707,434

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2004

Impresión Previa
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
SCOTIA	30/04/2007	7.23	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2005	7.18	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			0	10,000,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS			4,092,587	0	0	0	0	0	0	0	2,047,490	0	0	0	0	0
TOTAL PROVEEDORES			4,092,587	0	0	0	0	0	0	0	2,047,490	0	0	0	0	0
OTROS			2,420,088	0	0	0	0	0	0	0	1,968,824	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			2,420,088	0	0	0	0	0	0	0	1,968,824	0	0	0	0	0
			7,044,161	19,522,768	0	739,745	286,900	1,001,826	416,415	446,448	4,016,314	3,459,711	806,075	3,970,527	1,118,610	4,707,434

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	141,015	1,575,707	269,685	3,013,458	4,589,165
PASIVO	1,528,626	17,080,863	497,115	5,554,772	22,635,635
	411,005		324,163	3,622,202	8,214,770
	1,117,621		172,952	1,932,570	14,420,865
SALDO NETO	(1,387,611)	(15,505,156)	(227,430)	(2,541,314)	(18,046,470)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULC
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	17,150,343	47,549,877	30,399,534	0.62	188,937
FEBRERO	16,133,805	44,055,565	27,921,760	0.60	167,019
MARZO	16,262,150	47,219,252	30,957,102	0.34	104,897
ACTUALIZACION:	0	0	0	0.00	2,340
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	35,189
OTROS	0	0	0	0.00	0
TOTAL					498,382

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	32,496,000	69
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,573,368	60
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	40,036	56
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	36,485	71
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	51,346	57
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	42,792	36
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	344,786	39
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	345,568	44
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	413,602	50
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,739	64
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	82
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,200,000	99
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,200,000	99
FAMOSA LATA ALIMENTOS	MANUFACTURA LATA ALIMENTOS	650,000	64
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	91
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	77
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	76
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	26
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	64
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	74

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	413,322	5,388,597	228,260	6,049,819		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	5,571	1,550,431	5,122	4,473,938		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE				4,660,348			CONSUMIDORES
OTRAS VENTAS				239,874			
TOTAL		6,939,028		15,423,979			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			480	366,546	74 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			86,803	56,053	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORII
HERMETAPA			2,394,114	102,763	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.
TAPA ECOLÓGICA			63,516	12,586	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				5,152	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			6,401	10,072	CARIBE	SISA	
REFRESCOS			212,507	4,317,609	BUENOS AIRES, ARGENTINA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				52,029			
TOTAL				4,922,810			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **1** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	($)	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			600,000,000	4,697,310,450	0	4,697,310,450	300,000	2,348,655

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos

(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO

Impresión Previa

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.

By: ________________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning

Date: April 28, 2004